250 West 55th Street New York, NY 10019-9601 Telephone: 212.468.8000 Facsimile: 212.468.7900 www.mofo.com morrison & foerster llp

beijing, berlin, brussels, denver,

hong kong, london, los angeles,

new york, northern virginia,

palo alto, sacramento, san diego,

san francisco, shanghai, singapore,

tokyo, washington, d.c.

Writer’s Direct Contact
+1 (212) 468.8179
apinedo@mofo.com

August 1, 2016

Via EDGAR

Kathleen Collins

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Mobileye, N.V.

Form 20-F for the Fiscal Year Ended December 31, 2015

Dear: Ms. Collins:

This letter is being submitted on behalf of our client, Mobileye, N.V. (the “Company”), in response to comments received by the Company from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated July 21, 2016, with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2015 filed on April 13, 2016 with the Commission (the “Form 20-F”). To assist in your review, the Staff’s comments are highlighted in bold below and are followed by the Company’s responses.

General

1.	On pages 28 and 43 you list the automakers whose vehicles are or will be equipped with your products. We are aware of publicly available information indicating that some of those automakers sell vehicles in Sudan and/or Syria, countries which are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. You do not include disclosure about any contacts with Sudan or Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria, whether through subsidiaries, customers, resellers, distributors, or other direct or indirect arrangements. You should describe any products, technology and services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other

Kathleen Collins

Accounting Branch Chief

Securities and Exchange Commission

August 1, 2016

Page Two

contacts you have had with the governments of Sudan and Syria or entities they control.

The Company has no direct business operations in Sudan and Syria. The Company does not have any offices, fixed assets, facilities or employees in Sudan or Syria, nor does it intend to establish any offices or fixed assets or retain any employees in either country.

As discussed in the Company’s filings, the Company supplies technology to OEMs principally through automotive system integrators, known as Tier 1 companies, which are direct suppliers to the vehicle manufacturers. The Tier 1 company, based on the Company’s reference design, builds a module for the OEM. If the OEM awards the design to the Tier 1 company that incorporates the Company’s product, the Company will start production development with the Tier 1 company and the Tier 1 company is responsible for paying the Company’s invoices for the products supplied by the Company.

The Company does not collect, have access to, or receive information from its Tier 1 company customers relating to their activities in any country. As a result, the Company has no information relating to the activities of its Tier 1 customers in Sudan and Syria. The Company does not have information regarding which Company products are ultimately integrated into systems sold to OEMs for vehicles sold into such countries or to OEMs with operations in such countries.

Exhibits 12.1 and 12.2

2.	The certifications do not include the reference to internal control over financial reporting in the introductory language in paragraph 4 as required by the instructions to Exhibit 12 within the Instructions as to Exhibits section of Form 20-F. Please amend your filing to include the corrected certifications.

The Company acknowledges the Staff’s comment. As an attachment to this letter, the Company is furnishing the amended certifications for the Staff’s review, indicating the revised language, which will be filed as exhibits to an abbreviated amendment to the Company’s Form 20-F once the Staff has reviewed.

First Quarter Earnings Call held May 5, 2016

3.	You present non-GAAP gross margin and non-GAAP net operating expenses, however, we are unable to locate the reconciliation of such non-GAAP measures to the most comparable GAAP measure. Please tell us what consideration was

Kathleen Collins

Accounting Branch Chief

Securities and Exchange Commission

August 1, 2016

Page Three

given to providing reconciliations of these measures in accordance with Regulation G.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that a reconciliation of certain of the Company’s non-GAAP financial measures to GAAP measures was provided in the financial tables included in the Company’s press release announcing its earnings for the first quarter of 2016 that was filed with the Commission on May 5, 2016 prior to the earnings call. The Company noted during the earnings call that such a reconciliation of the non-GAAP financial measures could be found in the Company’s previously issued press release which was posted to the Company’s website and included as Exhibit 99.1 to the Company’s Form 6-K filing.

The Company also acknowledges the Staff’s comment with respect to the non-GAAP operating expense and operating margin financial measures noted during the earnings call. The Company advises the Staff that those non-GAAP financial measures were derived by making the same total share-based compensation adjustments that are already detailed in the non-GAAP net income reconciliation table from the applicable GAAP financial measure.

In light of the Staff’s published guidance on the use of non-GAAP financial measures, including the guidance provided in the Compliance & Disclosure Interpretations issued by the Staff on May 17, 2016, the Company intends to review its use of non-GAAP financial measures going forward and provide reconciliations when non-GAAP financial measures are used.

* * * * *

With respect to the preceding responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in respect to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kathleen Collins

Accounting Branch Chief

Securities and Exchange Commission

August 1, 2016

Page Four

We appreciate the Staff’s time and attention to reviewing the Company’s public filings and this response letter. Should you have any additional questions or concerns, please call me at 212-468-8179.

Sincerely,

Anna T. Pinedo

cc:	Liz Cohen-Yerushalmi, General Counsel, Mobileye, N.V.

Exhibit 12.1

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER UNDER SECTION 302 OF THE
SARBANES-OXLEY ACT

I, Ziv Aviram, certify that:

1.	I have reviewed this Annual Report on Form 20-F/A of Mobileye N.V.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.	All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: [ ], 2016

/s/ Ziv Aviram
Ziv Aviram
Chief Executive Officer

Exhibit 12.2

CERTIFICATION OF THE CHIEF FINANCIAL OFFICER UNDER SECTION 302 OF THE
SARBANES-OXLEY ACT

I, Ofer Maharshak, certify that:

1.	I have reviewed this Annual Report on Form 20-F/A of Mobileye N.V.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.	Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.	All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in registrant’s internal control over financial reporting.

Date: [ ], 2016

/s/ Ofer Maharshak
Ofer Maharshak
Chief Financial Officer